NOVONIX Limited has changed its financial year end to December 31 (previously June 30)

Providing revolutionary solutions to the battery industry

NOVONIX Limited

NOVONIX LIMITED

ABN 54 157 690 830

INTERIM FINANCIAL REPORT FOR THE HALF-YEAR ENDED

JUNE 30, 2023

NOVONIX Limited

HALF-YEAR REPORT - JUNE 30, 2023

CORPORATE DIRECTORY

Directors

Admiral R J Natter, US Navy (Ret.)

D Akerson BS (Eng), MSc (Economics)

A Bellas B. Econ, DipEd, MBA, FAICD, FCPA, FGS

R Edmonds CPA, BBA (Acct)

Z Golodryga MEng (Mech)

Andrew N. Liveris AO, BE (Hons) Doctor of Science

(honoris causa)

J Oelwang BS (Hons)

Secretary	S M Yeates CA, B.Bus

Registered office in Australia	McCullough Robertson Level 11, Central Plaza Two 66 Eagle Street Brisbane QLD 4000

Principal place of business	Level 38, 71 Eagle Street Brisbane QLD 4000

Share register	Link Market Services Limited Level 21, 10 Eagle Street Brisbane QLD 4000 www.linkmarketservices.com.au

Auditor	PricewaterhouseCoopers 480 Queen Street Brisbane QLD 4000 www.pwc.com.au

Solicitors	Allens Linklaters Level 26 480 Queen Street Brisbane QLD 4000

Bankers	Commonwealth Bank of Australia

Stock exchange listing	NOVONIX Limited shares are listed on the Australian Securities Exchange ("ASX") and American Depositary Receipts ("ADR’s") are listed on the Nasdaq Stock Market.

Website address	www.novonixgroup.com

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HALF-YEAR REPORT - JUNE 30, 2023

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REVIEW OF OPERATIONS AND ACTIVITIES

NOVONIX Limited ("the Group") is a leading battery technology company revolutionising the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Group manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

Our vision is to provide revolutionary clean energy solutions to the battery industry. Therefore, we are focused on the development of materials and technologies that support key ESG criteria in the field of battery materials and technologies, including: longer life batteries, higher energy efficiency, reduced chemical usage, reduced waste generation, and cleaner power inputs. This effort is rooted in our fundamental Group values of curiosity, collaboration, and commitment that support social impact and embody NOVONIX’s approach to corporate responsibility.

NOVONIX’s Battery Technology Solutions division (“BTS”) focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale. BTS provides unique visibility across the battery value chain and allows the Group to continue to be an industry leader, delivering materials and technologies to support high-performance and cost-effective battery development. NOVONIX's Anode Materials division (“NAM”) manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, personal electronics, medical devices, and energy storage units.

Half-Year Results

During the half-year ended June 30, 2023, NOVONIX had an after-tax loss of $28.1 million compared to a $31.0 million loss in the same period in 2022. Cash on the consolidated balance sheet was $99.1 million at June 30, 2023, compared to $99.0 million at December 31, 2022. Net assets over the same period declined $24.1 million to $202.0 million as of June 30, 2023. Total revenue increased 23% to $3.9 million compared to the same 2022 period driven by BTS hardware and service sales. All figures are in U.S. Dollars, unless otherwise noted.

KEY HIGHLIGHTS

For the six months ended June 30, 2023, NOVONIX executed against its long-term strategic initiatives, announced key strategic partnerships, progressed operational knowledge through furnace operations and explored additional avenues to create long-term shareholder value.

March 2023

NOVONIX has agreed to incorporate a joint venture (“JV”) with TAQAT Development Company (“TAQAT”) to produce battery materials in the Middle East & North Africa (“MENA”) region.

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April 2023

NOVONIX announced the launch of a pilot production facility in Halifax, Nova Scotia, leveraging its patent-pending all-dry zero-waste cathode synthesis technology.

May 2023

NOVONIX participated in several investor and industry events including Citi’s 2023 Energy & Climate Technology Conference, Evercore ISI Electrification Metals and Enabling Technologies Conference, Rho Motion Q2 EV & Battery Seminar Series Live, and B. Riley Securities 23rd Annual Institutional Investor Conference.

June 2023

NOVONIX entered into a joint development agreement (“JDA”) with LG Energy Solution ("LGES") to research and develop artificial graphite anode material for lithium-ion batteries.

NOVONIX issued unsecured convertible loan notes to LGES for proceeds of $30 million.

NOVONIX joined Accelerate, Canada’s Zero-Emission Vehicle ("ZEV") Supply Chain Alliance, in an effort to strengthen Canada’s battery ecosystem and onshore the supply chain at a pivotal moment for the industry.

NOVONIX participated in several investor and industry events including Benchmark Minerals Battery Gigafactory USA 2023 Conference, Shaw and Partners, ASX Graphite Virtual Conference, and Jefferies Sales Desk Briefing Video Conference.

NOVONIX OUTLOOK

As an industry leader, NOVONIX is at the forefront of onshoring the battery supply chain through its product innovation and intellectual property development in battery materials and technology. The global demand for high-performance battery materials and technology continues to increase significantly as the world grapples with increasing energy supply and demand imbalances, as demonstrated by the growing desire for a domestic localised battery supply chain. NOVONIX is opportunistically positioned to benefit from potential U.S. government funding opportunities offered through the Bipartisan Infrastructure Law, Defense Production Act, and Department of Energy Loan Programs Office, all of which aim to advance domestic processing of critical materials.

The Group has built a team of top talent with the experience to drive innovation company-wide and believes it has the next generation technology needed to support the rapidly growing electric vehicle ("EV") and energy storage systems (“ESS”) markets in North America. NOVONIX is focused on scaling its production capacity of synthetic graphite to meet the growing demands of its customers, through increasing production capabilities at its facility in Chattanooga, Tennessee by investing in future expansions. The Group has already recognised significant technological milestones on its proprietary graphitization process and remains on track to commence commercial production in 2024 to support its supply agreement with KORE Power, Inc. ("KORE Power").

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In August 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law. The IRA includes an estimated $369 billion in investments related to "climate change and energy security,” including tax and other incentives to promote U.S. production of EVs, renewable energy technologies, and critical minerals. NOVONIX is evaluating several provisions that are aimed at bolstering domestic and regional production of critical materials. These include: (1) a $7,500 federal consumer tax credit, starting in 2023 based on the origin of battery materials and localisation of manufacturing; (2) new "advanced manufacturing" and production tax credits; (3) $500 million appropriation for enhanced use of the Defense Production Act as economic support under the banner of national security; and (4) a $40 billion increase in lending authority under Title XVII of the Energy Policy Act of 2005. The impact of the IRA and other government programs and incentives is unclear. As a result, NOVONIX is currently unable to predict whether other proposed changes will occur, if they will be effective and what the ultimate impact will be on the business.

The Group's strong balance sheet provides a multi-year pathway to fund operating expenses and obtain additional capital to scale its operations to meet the material needs of the growing battery sector in North America. Additionally, NOVONIX remains focused on developing improved and sustainable technologies, pursuing strategic partnerships with leading international companies, and enhancing its intellectual property pipeline that will position the Group at the forefront of next-generation battery technology. NOVONIX's technology, products and processes have been well-received and are being tested by current and potential battery sector customers. The Group is in regular dialogue with tier one cell manufacturers and automotive manufacturers to supply their critical materials for their proposed battery factories. To date, NOVONIX has executed a supply agreement with KORE Power to supply graphite anode material for their gigafactory which is under construction in Arizona. In June 2023, NOVONIX entered into a joint development agreement ("JDA") with LG Energy Solution ("LGES"), and also issued $30 million of unsecured convertible loan notes to LGES. The JDA is intended to lead to the option for LGES to purchase up to 50,000 tonnes of the anode material from NOVONIX over a 10-year period from the start of mass production.

Growth Strategies

NOVONIX’s leadership is focused on the successful execution of its operational strategic road map with the objective of maximising shareholder value through the generation of strong cash flow and the pursuit of profitable, high-growth opportunities. The Group’s key strategies include:

▪
Maintain technology leadership throughout the EV battery and energy storage supply chain. NOVONIX is committed to leveraging its competitive advantages to expand offerings and technological know-how into other advanced areas including lithium-metal and beyond lithium-ion technology with a focus on localisation of key elements of the supply chain.
▪
Execute on the development of synthetic graphite production capacity with plan to expand to 150,000 tonnes per annum by 2030. The Group plans to reach synthetic graphite production capacity of 10,000 tonnes per annum (“tpa”) at its current Riverside facility, beginning deliveries to KORE Power in 2024 at an initial 3,000 tpa rate, and plans to add an incremental 30,000 tpa production capacity by 2025 and reach 150,000 tpa of total production capacity in North America by 2030.
▪
Commercialise our proprietary pipeline of advanced battery technologies. We are currently expanding opportunities to work with partners globally to commercialise our proprietary and patent pending cathode production process. Our broader battery technology pipeline contains a number of innovative materials and processes in advanced anodes, cathodes and electrolytes,

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as well as advanced capabilities and solutions for energy storage applications that we continue to develop and believe will be critical to the growth of the clean energy economy. The Group has made significant progress towards commercialising its all-dry zero-waste cathode synthesis technology with its pilot line that will be used to demonstrate large scale production to potential partners and customers.
▪
Invest in talent. NOVONIX continues to invest in its personnel through recruitment, training, and development to ensure it attracts and retains the best talent in the industry, which is critical to the growth of our business.

NOVONIX Enterprise Overview

The Group manufactures industry-leading battery cell testing equipment in Canada and is growing its high-performance synthetic graphite anode material manufacturing operations in the United States. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in battery materials for the electric vehicle and energy storage solutions battery industry and is powering a cleaner energy future.

OPERATIONAL STRUCTURE AT A GLANCE

NOVONIX’s synergistic business groups, as depicted below, are integral to the Group’s operating structure, business development, and future strategy.

NOVONIX invests in intellectual property for key materials technologies, including anode and cathode materials, that we believe will enhance the performance of long-life EV and ESS applications. NAM, our anode materials division located in Chattanooga, Tennessee, USA, manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, personal electronics, medical devices, and energy storage units. BTS, based in Halifax, Nova Scotia, Canada, has a full cell pilot line and extensive cell testing capabilities, and works with tier one customers across the battery value chain. BTS has established an all-dry-zero-waste cathode synthesis pilot line aligned with NOVONIX's mission to develop innovative, sustainable technologies and high-performance materials and provide revolutionary clean energy solutions to the battery industry.

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As led by Chief Scientific Advisor Jeff Dahn, and as part of the investment in intellectual property, NOVONIX continues to collaborate with the group led by Dr. Mark Obrovac, a leading battery materials innovator, at Dalhousie University. Pursuant to the terms of the collaborative research agreement with Dalhousie University, NOVONIX exclusively owns all intellectual property developed within Dr. Obrovac's research group without any ongoing obligations to Dalhousie University.

NOVONIX BATTERY TECHNOLOGY SOLUTIONS (BTS)

NOVONIX Battery Technology Solutions provides battery R&D services and manufactures what we believe to be the most accurate lithium-ion battery cell testing equipment in the world. This equipment is now used by leading battery makers, researchers, and equipment manufacturers including Panasonic, LG, Samsung SDI, and SK Innovation, and numerous consumer electronics and automotive Original Equipment Manufacturers (“OEMs”). The BTS division significantly expanded R&D capabilities through direct investment in and through a long-term partnership agreement with Dalhousie University.

In the six months ended June 30, 2023, BTS continued to build a strong pipeline with distributors to actively support total revenue growth with hardware sales and continued to add and expand key strategic accounts for R&D service offerings.

Six Months Ended	June 30, 2023*	June 30, 2022*	December 31, 2022**
Total Revenue	$3.92M	$3.18M	$2.70M

*Unaudited.

** Audited.

Other notable highlights from the half-year at BTS include:

▪
NOVONIX joined Accelerate Coalition to promote the growing battery ecosystem in Canada.
▪
New cell testing and analytics software service available on the cloud and onboarded internal research team in the first half of the year.
▪
Expanded UHPC battery testing equipment distribution agreement with AVL Test Systems, Inc in North America.

Cathode Pilot Line

NOVONIX has increased its investment in the intellectual property developed around all-dry zero-waste cathode synthesis technology, which the Group believes could enable a substantial reduction in the cost of producing high energy density (high nickel-based) cathode materials including cobalt-free materials. The Group announced it successfully completed the commissioning of its 10 tpa cathode pilot line in July 2023. The cathode pilot line’s first product, a mid-nickel grade of single-crystal cathode material (“NMC622"), produced using NOVONIX’s patent-pending, all-dry zero-waste synthesis technology, matches the performance of leading cathode materials from existing suppliers in full-cell testing. NOVONIX will use the pilot line to further demonstrate the manufacturability of the Group’s long-life cathode materials and technology, including high-nickel (e.g., NMC811) and cobalt-free materials, along with their performance in industrial format lithium-ion cells.

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The patent-pending process – and the innovations resulting from it – are transformational for the battery industry, decreasing processing complexity which should result in a substantial reduction in costs and waste (e.g., elimination of sodium sulfate) in the cathode manufacturing process.

This progress and the positive performance results seen below enable the Group to advance plans to scale to larger test samples and accelerate commercial discussions with potential partners and customers. BTS’s cathode team has started commercial discussions with precursor and cathode suppliers regarding the Group’s technology and current state of demonstration capability in terms of synthesising capability and performance.

Cathode Cycle Performance Similar to Commercial Material

In the second quarter of 2023, BTS also engaged with multiple established and potential lithium suppliers in material evaluation programs, which build on the Group’s initiatives in cathode precursor as well as final cathode synthesis technology.

Other Technologies

In addition to NOVONIX's investment in cathode materials technology, the Group continues to focus on developing other materials and technologies to support longer-life and lower-cost batteries that can power us towards a cleaner energy future.

NOVONIX has developed a new proprietary cell testing and analytics software service for battery R&D efforts that aims to improve time-to-market and reduce battery costs. Based on NOVONIX’s expertise in material evaluation and degradation analysis, our advanced analytics software platform, which is cloud-based, helps researchers more accurately predict cell performance and reliability. The new analytics software is currently used internally and BTS has finalised its beta version in the second quarter of 2023.

With carbon-neutral policies emerging in across major economies around the world, NOVONIX continues to opportunistically invest in the energy storage system market, which has experienced an increase in demand driven primarily by a significant increase in renewable energy adoption. NOVONIX first announced its partnership with Emera Technologies to develop innovative battery storage technology in early 2021.

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More recently, NOVONIX developed a first-of-its-kind microgrid battery prototype to support Emera Technologies’ residential microgrid system, which is operating in a residential pilot project in Florida. This partnership highlights the strategic value BTS provides through working with various companies and industries to identify growth opportunities across the battery value chain.

NOVONIX ANODE MATERIALS DIVISION

NOVONIX Anode Materials division (“NAM”) manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, personal electronics, medical devices, and energy storage units. The Group plans to reach minimum synthetic graphite production capacity of 10,000 tpa at its current Riverside facility, beginning deliveries to KORE Power in 2024 at an initial 3,000 tpa rate and plans to add an incremental 30,000 tpa production capacity by 2025 and reach 150,000 tpa of total production capacity in North America by 2030.

In the six months ended June 30, 2023, NAM made significant progress towards validating the performance of its Generation 3 furnace systems both in reaching operational production targets for the equipment as well as the product produced meeting its target specifications. NOVONIX installed and began commissioning additional production equipment in its 400,000+ square-foot Riverside facility in Chattanooga, Tennessee, the planned site for expansion to at least 10,000 tpa of production capacity. Additionally, NAM has progressed further expansion plans beyond Riverside. The team continues to progress plant design and engineering for the 30,000 tpa greenfield plan, including its site selection, plant layout, and engineering design. Other highlights of the half-year include:

▪
NOVONIX entered into a JDA with LGES to research and develop artificial graphite anode material for lithium-ion batteries.
▪
NOVONIX has agreed to incorporate a joint venture agreement with TAQAT to produce battery materials in the MENA region.
▪
Continued installation and operation of equipment at Riverside as NOVONIX’s proprietary Generation 3 graphitization furnaces are being optimised ahead of the start of production in 2024 to support KORE Power’s required volume and other potential customers.
▪
EV grade of synthetic graphite produced from Generation 3 production furnaces met its full specification targets in the first quarter and production output expectations in the second quarter.
▪
Progressed engagements with tier one cell and automotive manufacturers through additional material sampling and qualification.
▪
Continued expansion of equipment at NOVONIX’s anode pilot plant facility to support ongoing customer engagement.
▪
Continued negotiation with the Department of Energy ("DOE") Office of Manufacturing and Energy Supply Chains ("MESC") on terms and conditions related to the previously announced $150 million grant.
▪
Continued discussions with DOE Loan Programs Office ("LPO") and invited to progress to next stage (Stage 3- Due Diligence) of the loan approval process.
▪
Awarded four college scholarships across four high schools in the local Chattanooga area.
▪
NOVONIX's Director of Anode Technology nominated for the General Robert Neyland Young Engineer of the Year Award.

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NOVONIX-LGES Joint Development Agreement & $30 Million Investment

NOVONIX and LG Energy Solution, a global battery manufacturer, announced the signing of a joint research and development agreement (JDA) for artificial graphite anode material for lithium-ion batteries. Also, pursuant to a separate agreement, NOVONIX issued an aggregate principal amount of $30 million unsecured convertible loan notes to LGES.

Upon successful completion of certain development work under the JDA, LGES and NOVONIX will enter into a separate purchase agreement pursuant to which LGES will have the option to purchase up to 50,000 tonnes of artificial graphite anode material over a 10-year period from the start of mass production. LGES is a leading global battery manufacturer with two stand-alone and five joint venture plants currently operating or being constructed in the U.S. LGES plans to maximise the benefits from the Inflation Reduction Act (IRA) by expanding local battery production, as well as establish a local supply chain for battery components. In order to solidify its market leadership in North America, LGES further aims to expedite the localisation of manufacturing and assembly of battery components, including electrodes, cells, and modules.

Development Progress

Following the passage of the IRA in August 2022, battery development capacity plans have accelerated with increased domestic production forecasts and robust electric vehicle demand. These recent trends underpin the significance of NOVONIX’s agreement with Phillips 66 in January 2022 for the joint development of new feedstocks and synthetic graphite with reduced carbon-intensive processing. This partnership positions NOVONIX at the forefront of revolutionary solutions that seek to advance the adoption of clean energy. Aligned with its strategic partnership and investment in KORE Power, NOVONIX will be KORE Power’s exclusive supplier of graphite anode material in North America. In June 2023, KORE Power received a conditional commitment of $850 million from the DOE LPO for the construction of its KOREPlex facility in Phoenix, Arizona, which will begin commercial production in the fourth quarter of 2024.

NAM currently produces anode materials to support the progression in customer qualification programs at both its anode materials pilot plant and at Riverside which can produce synthetic graphite at mass production quantities of greater than one tonne. This is an integral step in qualifying battery materials for long term supply contracts with potential customers. NOVONIX believes its ability to provide consistent mass-produced samples for qualifications, as evidenced by its contract with KORE Power and recent JDA with LGES, is a unique competitive advantage within the market. The Group continues to work with other tier one battery manufacturers (including Samsung SDI and Panasonic Energy (formerly Sanyo, a subsidiary of Panasonic)) as well as several automotive manufacturers. NOVONIX Anode Materials strives to produce the highest performance synthetic graphite for powering the battery materials industry's growth with lower carbon emissions.

In June 2022, NOVONIX released the results of a Life Cycle Assessment (“LCA”), conducted by Minviro Ltd., a London-based, globally recognised sustainability and life cycle assessment consultancy. The LCA showed an approximate 60% decrease in global warming potential compared to commercially manufactured anode grade synthetic graphite produced in China, and an approximate 30% decrease in global warming potential compared to anode grade natural graphite also produced in China.

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NOVONIX is expanding production capacity at its Riverside facility to a target minimum of 10,000 tpa output at full operation. Production will begin at a rate of approximately 3,000 tpa in 2024 and increases will align with KORE Power’s contracted volumes or any additional contracts that may be entered into with other customers. Through operational growth and by executing on strategic partnerships, NOVONIX has developed proprietary technology that delivers increased energy efficiency, negligible facility emissions, and anode materials that outperform industry standards.

U.S. Department of Energy Funding Opportunities

The Biden Administration’s Inflation Reduction Act (IRA) and the Bipartisan Infrastructure Law (BIL) have provided many potential incentives for companies to build out a robust supply chain in the United States. The DOE Loan Programs Office has $15.1 billion in loan authority to support the manufacture of eligible light-duty vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan Program (ATVM), authorised by the Energy Independence and Security Act of 2007, providing debt capital at U.S. Treasury rates. These government programs provide a significant potential opportunity to support NOVONIX’s financing needs.

NOVONIX was selected to receive a $150 million grant for a greenfield project to produce an initial 30,000 tpa of capacity with additional installed facility and infrastructure to support expansion and supply the EV battery supply chain. NOVONIX remains in active discussions with the DOE Office of Manufacturing and Energy Supply Chains (MESC) regarding the scope and use of this grant funding. In October 2022, NOVONIX formally submitted its application for a loan under the ATVM program. The loan, if received, could contribute a large component of the funding needed for the Group’s current expansion plans for NAM’s growth. In May 2023, NOVONIX was invited by DOE LPO to enter due diligence (Stage 3) and the Group is working with DOE LPO to begin the formal due diligence process. NOVONIX is working with both MESC and LPO to understand how the different sources of financing support can best be used to support the Group's growth plans.

NOVONIX-TAQAT Development JV

NOVONIX has agreed to incorporate a JV with TAQAT to develop and produce anode materials for electric vehicle and energy storage system batteries in the MENA region.

The JV is intended to utilise NOVONIX’s battery technology and capability to develop a graphite anode materials facility with capacity of 30,000 tonnes per annum. The project is to be located in Saudi Arabia and is expected to secure ready access to precursor material as feedstock for critical battery materials and access to developing end-use markets for the manufacture and sale of EVs and ESS applications. Trends in government support and incentives for electrification and the localisation of the supply chain are prominent in the United States due to the Inflation Reduction Act but are strong in other jurisdictions as well. Saudi Arabia has set ambitious targets around electrification within its Vision 2030 goal and has opportunities to offer strong financial support to key strategic projects that are being built within Saudi Arabia.

To address growing industry demand, NAM remains on track to be a leading supplier of synthetic graphite in North America and the MENA region for anode battery materials. Discussions are continuing with tier one OEM EV companies and cell manufacturers to qualify and negotiate off-take agreements from both its Riverside and proposed greenfield anode materials facilities. Companies are seeking partnerships with dependable and qualified suppliers who can accelerate execution and scale production of high-performance anode materials quickly within their domestic markets. The NOVONIX Anode Materials

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division is well-positioned to capitalise on international collaboration opportunities, having shown industry excellence in material production and a demonstrated track record of scalability.

MOUNT DROMEDARY

The Mount Dromedary Graphite Project is a world-class, high-grade (18%+) natural graphite deposit located in Northern Queensland, Australia.

Despite the favourable characteristics of this natural graphite deposit, exploration was put on hold given the substantially more favourable investment opportunities for the Group through the manufacturing of advanced battery anode materials and the development of new battery technologies. During the year ended June 30, 2022, management initiated a strategic review of the graphite deposit asset, and management continues to assess opportunities and holds the project in good standing while monitoring the market.

TENEMENT LIST

Tenement	Permit Holder	Grant date	NVX Rights	Expiry date
EPM 26025	Exco Resources Limited	12/14/2015	100% (Sub-Blocks Normanton 3123 D, J, N, O and S)	12/13/2025
EPM 17323	MD South Tenements Pty Ltd (Subsidiary of NOVONIX Limited)	10/20/2010	100%	10/19/2024
EPM 17246	MD South Tenements Pty Ltd	10/26/2010	100%	10/25/2024

END OF REVIEW OF OPERATIONS AND ACTIVITIES

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DIRECTORS’ REPORT

FOR THE HALF-YEAR ENDED JUNE 30, 2023

The Directors present their report, together with the interim consolidated financial statements, on the consolidated entity (referred to hereafter as the 'Group', or 'Novonix') consisting of Novonix Limited and the entities it controlled at the end of, or during, the half-year ended June 30, 2023.

DIRECTORS

The following persons were directors of NOVONIX Limited during the whole of the half-year and up to the date of this report, unless otherwise stated:

Admiral Robert Natter - Chairman, Non-Executive Director

Dan Akerson - Non-Executive Director

Tony Bellas - Deputy Chairman, Non-executive director

Robert Cooper - Non-Executive Director (ceased April 5, 2023)

Ron Edmonds - Non-Executive Director

Zhanna Golodryga - Non-Executive Director

Andrew Liveris - Non-Executive Director

Jean Oelwang - Non-Executive Director

PRINCIPAL ACTIVITIES

During the six-month period, the principal activities of the Group included investment in scalability efforts to increase production capacity of anode materials, commercialisation of the Group's cathode technology and expansion of cell assembly and testing capabilities.

REVIEW OF OPERATIONS

The loss for the Group for the half-year ended June 30, 2023 after providing for income tax amounted to $28,498,657 (June 2022: $31,047,824).

Information on the operations and financial position of the Group and its business strategies and prospects are set out in the review of operations and activities on pages 2-11 of this interim report.

SUBSEQUENT EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Since the end of the half-year period, the Group have issued 401,984 performance rights and issued 324,590 ordinary shares on the vesting of performance rights to non-KMP employees

No other matters or circumstances have arisen since June 30, 2023 that have significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Group during the financial half-year.

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AUDITOR’S INDEPENDENCE DECLARATION

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of directors, pursuant to section 306(3)(a) of the Corporations Act 2001.

Robert Natter

Chairman

August 28, 2023

Brisbane

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Auditor’s Independence Declaration

As lead auditor for the review of Novonix Limited for the half-year ended 30 June 2023, I declare that to the best of my knowledge and belief, there have been:

(a)
no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
(b)
no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Novonix Limited and the entities it controlled during the period.

Michael Crowe	Brisbane
Partner	28 August 2023
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001

T: +61 7 3257 5000, F: +61 7 3257 5999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

CONTENTS

NOVONIX LIMITED

ABN 54 157 690 830

Half-year financial report

General information

The financial statements are consolidated financial statements for the Group consisting of NOVONIX Limited and its subsidiaries.

The financial statements are presented in US dollars.

NOVONIX Limited is a Group limited by shares, incorporated and domiciled in Australia.

All press releases, financial reports and other information are available at our website: www.novonixgroup.com.

Registered office	Principal place of business

c/- McCullough Robertson	Level 38, 71 Eagle Street
Central Plaza Two	Brisbane QLD 4000
Level 11, 66 Eagle Street
Brisbane QLD 4000

A description of the nature of the Group's operations and its principal activities are included in the directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on August 28, 2023.

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CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE HALF-YEAR ENDED JUNE 30, 2023

(unaudited)

		Consolidated Half-year
		2023	2022
	Notes	US$	US$

Revenue from contracts with customers	2	3,919,895	3,178,925

Product manufacturing and operating costs (exclusive of depreciation presented separately)		(2,765,896)	(2,718,918)
Administrative and other expenses		(9,803,730)	(9,527,146)
Borrowing costs		(981,100)	(881,568)
Depreciation and amortisation expenses		(2,331,394)	(2,423,450)
Loss on equity investment securities at fair value through profit or loss		-	(8,113,657)
Research and development costs		(2,278,806)	(2,459,073)
Nasdaq listing related expenses		(168,507)	(927,876)
Share based compensation	14	(6,818,045)	(5,929,068)
Employee benefits expense		(8,909,635)	(7,162,384)
Foreign currency (loss)/gain		1,134,485	5,109,657
Gain on fair value of derivative financial instruments		263,257	-
Other income	2	640,729	806,734

Loss before income tax expense		(28,098,747)	(31,047,824)
Income tax expense		-	-

Loss for the period		(28,098,747)	(31,047,824)
Other comprehensive (loss)/income for the period, net of tax
Foreign exchange differences on translation of foreign operations		(2,827,882)	(8,328,385)

Total comprehensive loss for the period		(30,926,629)	(39,376,209)

		Cents	Cents
Earnings per share for loss attributable to the ordinary equity holders of the Group:
Basic earnings per share	12	(0.06)	(0.06)
Diluted earnings per share	12	(0.06)	(0.06)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

NOVONIX Limited	16

CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2023 (unaudited)

		Consolidated
		June 30, 2023	December 31, 2022
	Notes	US$	US$
ASSETS
Current assets
Cash and cash equivalents		99,075,082	99,039,172
Trade and other receivables		2,325,063	2,847,229
Inventory		2,565,368	3,165,932
Prepayments		3,183,795	1,958,269
Escrow reserves	3	1,427,298	9,137,605
Total current assets		108,576,606	116,148,207

Non-current assets
Property, plant and equipment	4	136,303,064	125,316,748
Investment securities at fair value through profit or loss	5	16,022,682	16,490,271
Right-of-use assets		4,699,778	4,915,035
Exploration and evaluation assets	6	2,149,952	2,212,013
Intangible assets	7	12,082,009	12,173,710
Other assets		1,059,542	168,574
Total non-current assets		172,317,027	161,276,351

Total assets		280,893,633	277,424,558

LIABILITIES
Current liabilities
Trade and other payables		4,373,744	6,954,464
Contract liabilities	10	254,174	71,985
Lease liabilities		368,855	353,378
Borrowings	8	1,223,991	1,085,314
Total current liabilities		6,220,764	8,465,141

Non-current liabilities
Contract liabilities	10	3,000,000	3,000,000
Lease liabilities		4,639,186	4,825,560
Derivative financial instruments	9	2,093,741	-
Borrowings	8	62,983,850	35,077,588
Total non-current liabilities		72,716,777	42,903,148

Total liabilities		78,937,541	51,368,289

Net assets		201,956,092	226,056,269

EQUITY
Contributed equity	11	338,155,349	338,108,198
Reserves		30,499,068	26,547,649
Accumulated losses		(166,698,325)	(138,599,578)

Total equity		201,956,092	226,056,269

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

NOVONIX Limited	17

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF-YEAR ENDED JUNE 30, 2023 (unaudited)

			Reserves
Consolidated Group (All in US$)	Contributed equity	Accumulated losses	Share based payments reserve	Foreign currency translation reserve	Convertible loan note reserve	Total

Balance at January 1, 2022	325,760,184	(79,687,740)	25,788,204	(4,363,021)	4,523,095	272,020,722
Loss for the period	-	(31,047,824)	-	-	-	(31,047,824)
Other comprehensive loss	-	-	-	(8,328,385)	-	(8,328,385)
Total comprehensive loss	-		-	(8,328,385)	-	(39,376,209)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	12,251,658	-	-	-	-	12,251,658
Share-based payment transactions	-	-	6,237,307	-	-	6,237,307

Balance at June 30, 2022	338,011,842	(110,735,564)	32,025,511	(12,691,406)	4,523,095	251,133,478

Balance at January 1, 2023	338,108,198	(138,599,578)	37,161,498	(15,136,944)	4,523,095	226,056,269
Loss for the period	-	(28,098,747)	-	-	-	(28,098,747)
Other comprehensive loss	-	-	-	(2,827,882)	-	(2,827,882)
Total comprehensive loss	-	(28,098,747)	-	(2,827,882)	-	(30,926,629)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	47,151	-	-	-	-	47,151
Share-based payment transactions (note 14)	-	-	6,779,301	-	-	6,779,301

Balance at June 30, 2023	338,155,349	(166,698,325)	43,940,799	(17,964,826)	4,523,095	201,956,092

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOVONIX Limited	18

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED JUNE 30, 2023 (unaudited)

		Consolidated Half-year
		2023	2022
	Notes	US$	US$
Cash flows from operating activities
Receipts from customers (inclusive of consumption tax)		4,714,808	3,339,529
Payments to suppliers and employees (inclusive of consumption tax)		(25,554,506)	(20,685,056)
Interest received		244,514	6,477
Borrowing costs paid		(943,574)	(843,590)
Government grants received		396,734	416,992

Net cash outflow from operating activities		(21,142,024)	(17,765,648)

Cash flows from investing activities
Payments for property, plant and equipment		(13,200,358)	(14,972,534)
Payments for investments		-	(12,767,817)
Payment of escrow funds		(755,403)	-
Proceeds from release of escrow funds		8,465,710	3,085,744
Payments for security deposits		(888,381)	-
Payments for exploration and evaluation assets		(5,071)	(30,744)

Net cash outflow from investing activities		(6,383,503)	(24,685,351)

Cash flows from financing activities
Proceeds from share issues		-	983,120
Payment of share issue expenses		(4,201)	(23,815)
Proceeds from convertible loan note issues	9	30,000,000	-
Payment of convertible notes issue expenses		(47,338)	-
Proceeds from the exercise of options		51,537	-
Payment of withholding tax - Performance rights		(49,499)	(2,501,992)
Proceeds from borrowings		753,768	1,453,704
Principal elements of lease payments		(170,896)	(156,044)
Repayment of borrowings		(518,025)	(272,952)

Net cash inflow / (outflow) from financing activities		30,015,346	(517,979)

Net increase / (decrease) in cash and cash equivalents		2,489,819	(42,968,978)

Effects of foreign currency		(2,453,909)	(2,763,448)
Cash and cash equivalents at the beginning of the year		99,039,172	188,469,787

Cash and cash equivalents at the end of the half-year		99,075,082	142,737,361

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOVONIX Limited	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 1 Basis of preparation

This condensed consolidated interim financial report for the half-year reporting period ended June 30, 2023 has been prepared in accordance with Australian Accounting Standard 134 Interim Financial Reporting and the Corporations Act 2001. These financial statements also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial reporting.

This condensed consolidated interim financial report does not include all the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the period ended December 31, 2022 and any public announcements made by the Group during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The interim consolidated financial statements of the consolidated entity (referred to hereafter as the “Group”, or “Novonix”) consists of Novonix Limited and the entities it controlled at the end of, or during, the half-year ended June 30, 2023.

a)
Going Concern

The financial report has been prepared on a going concern basis, which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the normal course of business.

The Group incurred a net loss of $28,098,747 (June 30, 2022: $31,047,824) and net operating cash outflows of $21,142,024 (June 30, 2022: $17,765,648) for the half-year ended June 30, 2023. As at June 30, 2023 the Group has a cash balance of $99,075,082 (December 31, 2022: $99,039,172) and net current assets of $102,355,842 (December 31, 2022: $107,683,066).

The Group is continuing to execute on its expansion plans of reaching production capacity of 150,000 tonnes per year by 2030 and in order to fund these expansionary activities, which will primarily involve significant capital expenditure, additional funding beyond the existing cash balance at June 30, 2023, and forecast inflows from customers, will be required.

These conditions give rise to a material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) over the Group’s ability to continue as a going concern.

The ability of the Group to continue as a going concern is principally dependent upon one or more of the following:

•
the ability of the Group to raise funds as and when necessary from either customers, governments and/or investors in the form of debt, equity and/or grant funding;
•
the successful and profitable growth of the battery materials, battery consulting and battery technology businesses; and
•
the ability of the Group to meet its cash flow forecasts.

NOVONIX Limited	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 1 Basis of preparation (continued)

The directors believe that the going concern basis of preparation is appropriate as the Group has a strong history of being able to raise capital from debt and equity sources, most recently through the issue of US$30 million of unsecured convertible loan notes to LG Energy Solution (LGES) during the period (note 9).

In November 2022, the Group was selected to enter negotiations with the US Department of Energy (DOE) to receive up to US$150 million of grant funding. These negotiations are still ongoing. The Group has also had a formal application submitted and was invited into Stage 3 of the DOE Loan Program Office (LPO) with the potential funds to be used to develop a new greenfield production facility.

Should the Group be unable to continue as a going concern, it may be unable to realise its assets and discharge its liabilities in the normal course of business, and at amounts stated in the financial report.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

b)
Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss, certain classes of property, plant and equipment and derivative financial instruments.

c)
Classification of expenses

During the period ended June 30, 2023, management reassessed the classification of certain expenses and has reclassed $2,296,138 from Employee Benefits Expense to Product Manufacturing and Operating Costs. The comparative period has been prepared on a like for like basis. An amount of $2,525,462 has been reclassified from Employee Benefits Expense to Product Manufacturing and Operating Costs in the comparative period.

The reclassification of Employee Benefits Expense to Product Manufacturing and Operating Costs has been made as the business has transitioned to a standard costing approach which incorporates labour costs.

d)
Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

NOVONIX Limited	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 1 Basis of preparation (continued)

The fair value of the liability (borrowings) portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. Alternatively, the fair value of the conversion option is determined using Monte Carlo Simulation methodology, with the remainder of the proceeds allocated to the liability (borrowings) portion.

•
New and amended standards adopted by the Group

The Group has adopted all of the new, revised or amending accounting standards and interpretations issued by the International Accounting Standards Board that are mandatory for the current reporting period. None of the new and amended standards have had any material impact on the financial statements.

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction:

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes. The amendments clarify that companies are required to recognise deferred taxes on transactions where both assets and liabilities are recognised, such as with leases and asset retirement (decommissioning) obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The adoption of the amendment did not have a material impact on the consolidated financial statements.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

e)
Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements were set out in the Annual Report for the period ended December 31, 2022. Set out below are any changes during the period.

Valuation of unsecured convertible notes and embedded derivatives

The fair value of the conversion feature is determined using a Monte Carlo Simulation, taking into account the terms and conditions upon which the convertible loan notes were issued. The key assumptions include:

•
The probability of the timing of when the parties will enter into a purchase order for material, which will lead to the mandatory conversion of all loan notes into ordinary shares;
•
The risk-free rate; and
•
The volatility of the NOVONIX share price.

NOVONIX Limited	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 2 Segment reporting

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Executive Key Management Personnel (Chief Operating Decision Makers or “CODMs”) in assessing performance and determining the allocation of resources. The Group is managed primarily on an operational basis. Operating segments are determined on the basis of financial information reported to the Board.

The CODMs have identified three operating segments being Battery Materials, Battery Technology, and Graphite Exploration. The Battery Materials segment develops and manufactures battery anode materials, and the Battery Technology segment develops battery cell testing equipment, performs consulting services and carries out research and development in battery development (inclusive of cathode technology). The Graphite Exploration segment involves exploration and evaluation activity, as well as maintenance and potential future development of the Mt Dromedary natural graphite deposit.

Basis of accounting for purposes of reporting by operating segments

a.
Accounting policies adopted

Unless stated otherwise, all amounts reported to the CODMs, are determined in accordance with accounting policies that are consistent with those adopted in the annual financial statements of the Group.

b.
Segment assets

Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

c.
Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

d.
Unallocated items

The following items for revenue, expenses, assets, and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

-
Interest income
-
Corporate administrative and other expenses
-
Income tax expense
-
Corporate share-based payment expenses
-
Corporate marketing and project development expenses
-
Corporate cash and cash equivalents

NOVONIX Limited	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 2 Segment reporting (continued)

-
Corporate trade and other payables
-
Corporate trade and other receivables

Segment performance

(All in US$)
Half-year ended June 30, 2023	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment revenue:
Hardware sales	-	1,411,867	-	-	1,411,867
Consulting sales	-	2,508,028	-	-	2,508,028
Other income	19,305	372,364	-	-	391,669
Interest income	-	-	-	248,500	248,500
Total income	19,305	4,292,259	-	248,500	4,560,064
Segment net loss from continuing operations before tax	(17,571,042)	(4,753,017)	-	(5,774,688)	(28,098,747)

(All in US$)
Half-year ended June 30, 2022	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
Segment revenue:
Hardware sales	-	1,260,621	-	-	1,260,621
Consulting sales	-	1,918,304	-	-	1,918,304
Other income	25,323	774,934	-	-	800,257
Interest income	-	-	-	6,477	6,477
Total income	25,323	3,953,859	-	6,477	3,985,659
Segment net loss from continuing operations before tax	(11,847,299)	(4,626,905)	-	(14,573,620)	(31,047,824)

Segment assets

(All in US$)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
June 30, 2023	148,448,476	19,750,814	2,157,208	110,537,135	280,893,633
December 31, 2022	153,744,385	19,635,067	2,219,480	101,825,626	277,424,558

Segment liabilities

(All in US$)	Battery Materials	Battery Technology	Graphite Exploration	Unallocated	Total
June 30, 2023	69,308,586	9,557,042	-	71,913	78,937,541
December 31, 2022	40,119,176	8,960,085	-	2,289,028	51,368,289

NOVONIX Limited	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 2 Segment reporting (continued)

Geographical Segments

For the purposes of segment reporting, all segment activities relating to Graphite Exploration are carried out in Australia and all segment activities relating to Battery Materials and Battery Technology are carried out in North America.

Note 3 Current assets – Other assets

(All in US$)	June 30, 2023	December 31, 2022

Escrow reserves	1,427,298	9,137,605

The reserves are funds deposited with the Lender for capital expenditure, insurance, tax, and production as additional collateral for the loan obtained in relation to the purchase of the new facility in Chattanooga, Tennessee. The reserves will be released when the conditions of the loan have been satisfied which is expected to be within 12 months from balance date.

During the period and in accordance with all applicable loan conditions, NOVONIX received the remaining disbursement of the capital expenditure and earnout reserves as the scheduled capital expenditure work was completed, installed, and being utilised by NOVONIX in the ordinary course of business.

Note 4 Non-current assets – Property, plant and equipment

(All in US$)	June 30, 2023	December 31, 2022

Plant and equipment – at cost	26,377,716	24,816,965
Plant and equipment – accumulated depreciation	(5,134,785)	(3,948,116)
	21,242,931	20,868,849

Leasehold improvements – at cost	1,430,580	1,148,447
Leasehold improvements – accumulated depreciation	(781,618)	(569,337)
	648,962	579,110

Buildings – at cost	47,847,836	47,602,298
Buildings – accumulated depreciation	(3,425,860)	(2,763,232)
	44,421,976	44,839,066

Land – at cost	2,330,829	2,314,473
Construction work in progress – at cost	67,658,366	56,715,250
Balance	136,303,064	125,316,748

NOVONIX Limited	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 4 Non-current assets – Property, plant and equipment (continued)

(All in US$)	Land	Buildings	Leasehold improvements	Plant and equipment	Construction work in progress	Total

Half-year ended June 30, 2023
Opening net book amount	2,314,473	44,839,066	579,110	20,868,849	56,715,250	125,316,748
Additions	-	95,803	193,251	247,723	12,201,819	12,738,596
Transfers	-	-	88,882	1,202,607	(1,291,489)	-
Depreciation charge	-	(652,645)	(212,281)	(1,161,347)	-	(2,026,273)
Exchange differences	16,356	139,752	-	85,098	32,787	273,993

Closing net book amount	2,330,829	44,421,976	648,962	21,242,930	67,658,367	136,303,064

During the half-year the Group continued to invest to increase production capacity with additional furnace systems and other production equipment.

Capital Commitments

Total commitments in respect of capital expenditure at June 30, 2023 are $7,795,651 (December 31, 2022: $16,315,454).

NOVONIX Limited	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 5 Non-current assets – Investment securities at fair value through profit or loss

(i) Classification of financial assets at fair value through profit or loss

The Group classifies equity investments for which it has not elected to recognise fair value gains and losses through OCI as financial assets at fair value through profit or loss (FVPL).

Financial assets measured at FVPL include the following:

(All in US$)	June 30, 2023	December 31, 2022

US unlisted equity securities	16,022,682	16,490,271

On January 31, 2022 NOVONIX Limited entered into a Securities Purchase Agreement with KORE Power, Inc. (“KORE Power”) a US based developer of battery cell technology for the clean energy industry, under which NOVONIX Limited acquired 3,333,333 shares of KORE Power Common Stock at an issue price of USD$7.50 per share, representing approximately 5% of the common equity of KORE Power. The consideration for the shares in KORE Power totalled USD$25 million and was settled through a combination of 50% cash and 50% through the issue of 1,974,723 ordinary shares in NOVONIX Limited.

The equity investment was revalued in 2022 to USD$5.00 per share, which was the share price for a significant capital raise undertaken by KORE Power in November 2022. At June 30, 2023 the investment in KORE Power represents approximately 3.7% of the common equity of KORE Power.

(ii) Amounts recognised in the consolidated statement of profit or loss and other comprehensive income

During the half-year ended June 30, 2023 there have been no gains or losses recognised in the consolidated statement of profit or loss and other comprehensive income related to equity investments held at FVPL.

(iii) Fair value hierarchy

US unlisted equity securities are classified as a Level 3 fair value in the fair value hierarchy as one or more of the significant inputs is not based on observable market data.

The following table presents the changes in level 3 instruments during the half-year period ended June 30, 2023:

(All in US$)	Unlisted equity
securities

Balance at January 1, 2023	16,490,271
Exchange differences	(467,589)

Balance as at June 30, 2023	16,022,682

NOVONIX Limited	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 5 Non-current assets – Investment securities at fair value through profit or loss (continued)

There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the six-month period. The Group’s policy is to recognise transfers into and out of fair value hierarchy levels as at the end of the reporting period.

(iv) Valuation technique using significant unobservable inputs – Level 3

This category includes assets where the valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). Unobservable inputs are those not readily available in an active market due to market illiquidity or complexity of the product. These inputs are generally derived and extrapolated from observable inputs to match the risk profile of the financial instrument, and are calibrated against current market assumptions, historic transactions and economic models, where available.

The primary approach used in the determination of the fair value of the investment in KORE Power is with reference to the pricing of significant external capital raising activity undertaken by KORE Power. The most recent significant external capital raising undertaken by KORE Power was in November 2022 and no further capital raising has occurred in the six months ended June 30, 2023. The Group also considers market observable inputs based on an analysis of share price movements of listed peer companies in the battery technology sector to assess whether there are market trends which should be factored into the fair value of the investment.

Note 6 Non-current assets – Exploration and evaluation assets

(All in US$)	June 30, 2023	December 31, 2022

Exploration and evaluation assets – at cost	2,149,952	2,212,013

The capitalised exploration and evaluation assets carried forward above have been determined as follows:

Balance at January 1, 2023	2,212,013
Expenditure incurred during the half-year	5,070
Exchange differences	(67,131)

Balance as at June 30, 2023	2,149,952

NOVONIX Limited	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 6 Non-current assets – Exploration and evaluation assets (continued)

The Mt Dromedary asset remains a strategic asset for the Group. All tenement rights remain current, exploration activity is continuing to the extent required under the tenement rights, and a resource, principally high grade graphite, has been identified. It therefore remains appropriate for the asset to be recognised as an exploration and evaluation asset under AASB/IFRS 6 Exploration for and Evaluation of Mineral Resources. The recoverability of the carrying amount of the exploration and evaluation asset is dependent upon the successful development and commercial exploitation or, alternatively, sale of the respective areas of interest.

The Directors have assessed that for the exploration and evaluation assets recognised at June 30, 2023, the facts and circumstances do not suggest that the carrying amount of an asset may exceed its recoverable amount.

Note 7 Non-current assets – Intangible assets

(All in US$)	June 30, 2023	December 31, 2022

Goodwill	11,975,024	11,975,024
Technology	106,985	198,686
Balance	12,082,009	12,173,710

(All in US$)	Goodwill	Technology	Total
Balance at the beginning of the half-year	11,975,024	198,686	12,173,710
Amortisation	-	(91,701)	(91,701)

Balance at the end of the half-year	11,975,024	106,985	12,082,009

Intangible assets, other than goodwill, have finite useful lives. The current amortisation charges for intangible assets are included under depreciation and amortisation expense in the consolidated statement of profit or loss and other comprehensive income. Goodwill has an indefinite useful life.

For the purposes of impairment testing, the cash generating unit has been defined as the business to which the goodwill relates where individual cash flows can be ascertained for the purposes of discounting future cash flows.

	Consolidated
The carrying amount of goodwill allocated to the cash generating unit	30 June 2023 US$	31 December 2022 US$
NOVONIX Anode Materials	11,975,024	11,975,024
Total carrying amount of goodwill	11,975,024	11,975,024

NOVONIX Limited	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 7 Non-current assets – Intangible assets (continued)

The recoverable amount of the NOVONIX Anode Materials cash generating unit (“NOVONIX Anode Materials CGU”) has been determined on a ‘Fair Value Less Costs to Sell’ (“FVLCS”) basis.

To determine the recoverable amount, the FVLCS was calculated with reference to the issuance of the convertible notes in June 2023 (as outlined in Note 9) given that the convertible loan note issuance is directly associated with the planned future expansion of the NOVONIX Anode Materials CGU. Events occurring between the date of the convertible loan note issuance and June 30, 2023 have also been considered, and the directors do not believe that there have been any material events that would adversely impact the NOVONIX Anode Materials CGU such that the recoverable amount may not exceed the carrying value.

The recoverable amount of the NOVONIX Anode Materials CGU is deemed to be in excess of the carrying value of the CGU, and therefore no impairment has been recognised at June 30, 2023.

Note 8 Borrowings

	June 30, 2023			December 31, 2022
(All in US$)	Current	Non- Current	Total	Current	Non- Current	Total
Secured
Bank loans	1,081,050	33,630,803	34,711,853	971,159	34,066,811	35,037,970
Total secured borrowings	1,081,050	33,630,803	34,711,853	971,159	34,066,811	35,037,970
Unsecured
Convertible notes (note 9)	-	27,641,102	27,641,102	-	-	-
Other loans	142,941	1,711,945	1,854,886	114,155	1,010,777	1,124,932
Total unsecured borrowings	142,941	29,353,047	29,495,988	114,155	1,010,777	1,124,932
Total borrowings	1,223,991	62,983,850	64,207,841	1,085,314	35,077,588	36,162,902

Note 9 Unsecured convertible loan notes and derivative financial instruments

On June 21, 2023 the Group issued 45,221,586 convertible loan notes, with a face value of AUD$1.00 per note, a coupon rate of 4%, and a maturity date of June 7, 2028 for proceeds of US$30 million to LGES. The notes have a conversion price of AUD$1.60 per ordinary share. The convertible notes will mandatorily convert into ordinary shares upon acceptance of the first purchase order under the purchase agreement with LGES, although LGES may elect to convert some or all the notes prior to such time. No interest would be payable on the notes in these circumstances.

NOVONIX Limited	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 9 Unsecured convertible loan notes and derivative financial instruments (continued)

The convertible notes may be redeemed or converted (at the election of LGES) on the maturity date, in which case interest is payable in cash (in respect of a redemption) or "in-kind" (in the case of conversion).

The convertible notes are presented in the consolidated balance sheet as follows:

Borrowings (non-current liabilities)	Consolidated
(All in US$)	2023

Initial recognition	27,640,052
Costs of issue of convertible notes	(43,614)
Interest expense*	44,664
Balance at June 30, 2023	27,641,102
* Interest expense, for the period ending June 30, 2023, is calculated by applying the effective interest rate of 6.564% to the liability component.

Derivative financial instruments (non-current liabilities)	Consolidated
(All in US$)	2023

Initial recognition	2,359,948
Costs of issue of convertible notes	(3,724)
Fair value gain	(263,257)
Effect of foreign currency movements	774
Balance at June 30, 2023	2,093,741

The fair value of the conversion option (derivative financial liability) was determined using Monte Carlo Simulation methodology. The derivative financial liability is carried at fair value at each reporting date, with gains or losses being recognised in the consolidated statement of profit or loss and other comprehensive income. The remainder of the proceeds were allocated to borrowings with the liability recognised at amortised cost until extinguished on conversion or maturity of the notes. Interest is applied using the effective interest rate.

Note 10 Contract liabilities

(All in US$)	June 30, 2023	December 31, 2022

Contract liabilities – Current	254,174	71,985
Contract liabilities – Non-current	3,000,000	3,000,000

Balance	3,254,174	3,071,985

NOVONIX Limited	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 10 Contract liabilities (continued)

During a prior period, the Group received grant funds of USD$3 million from the Department of Economic and Community Development in the State of Tennessee, USA. The grant funds are conditional upon the Group creating, filling and maintaining 290 jobs in the State of Tennessee.

The grant becomes fully earned if 90% of the performance target is achieved by March 2026, and is repayable in full if a minimum of 50% of the performance target is not achieved by March 2026. The grant is proportionately repayable between 50% and 90% of the performance target being achieved.

Accordingly, as at June 30, 2023, the full amount of the grant has been deferred and classed as a contract liability and will either be released to income (in full or proportionately) or repayable (in full or proportionately) depending on the performance target achieved by March 2026.

Note 11 Contributed equity

		June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
(All in US$)		Shares	Shares
(a)	Share capital
	Ordinary shares Fully paid	486,947,711	486,774,622	338,155,349	338,108,198

(b)
Ordinary share capital

Date	Details	Note	Number of Shares	US$
January 1, 2023	Balance		486,774,622	338,108,198
March 15, 2023	Exercise of options	(d)	33,333	16,667
March 15, 2023	Exercise of performance rights	(c)	8,309	-
March 15, 2023	Exercise of options	(d)	66,666	59,999
April 12, 2023	Exercise of performance rights	(c)	1,910	-
May 1, 2023	Exercise of performance rights	(c)	23,356	-
June 29, 2023	Exercise of performance rights	(c)	39,515	-
	Share issue costs			(29,515)
June 30, 2023	Balance		486,947,711	338,155,349

(c)
Exercise of performance rights

During the half-year period, 73,090 ordinary shares were issued on the exercise of vested performance rights. These shares were issued to employees who are not considered Key Management Personnel.

(d)
Exercise of options

During the half-year period 33,333 options were exercised, by employees who are not considered Key Management Personnel, at AUD$0.50 per share and 66,666 options were exercised by former Director, Robert Cooper, at AUD$0.90 per share.

NOVONIX Limited	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 11 Contributed equity (continued)

(e)
Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Group includes equity attributable to equity holders, comprising of issued capital, reserves and accumulated losses. In order to maintain or adjust the capital structure, the Group may issue new shares, sell assets to reduce debt or adjust the level of activities undertaken by the Group.

The Group monitors capital on the basis of cash flow requirements for operational and capital expenditure. The Group will continue to use capital market issues to satisfy anticipated funding requirements.

The Group has no externally imposed capital requirements. The Group’s strategy for capital risk management is unchanged from prior years.

Note 12 Earnings per share

	Consolidated
(All in US$)	2023	2022

Earnings per share for loss from continuing operations
Loss after income tax attributable to the owners of NOVONIX Limited	(28,098,747)	(31,047,824)

	Shares	Shares
Weighted average number of shares used in calculating basic and diluted earnings per share	486,844,497	486,616,365
	US$	US$
Basic earnings per share	(0.06)	(0.06)
Diluted earnings per share	(0.06)	(0.06)

Note 13 Related party transactions

During the half-year period the Group entered into the following related party transactions.

(a)
On April 5, 2023, 1,604,871 performance rights were granted to Chris Burns as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subjec5 to the achievement of performance conditions. An expense of $119,312 was recognised during the six-months ended June 30, 2023 relating to these performance rights.

NOVONIX Limited	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 13 Related party transactions (continued)

(b)
On April 5, 2023, 253,401 performance rights were granted to Rashda Buttar as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $18,839 was recognised during the six-months ended June 30, 2023 relating to these performance rights.
(c)
On April 5, 2023, 549,035 performance rights were granted to Nick Liveris as an LTI. The performance rights (convertible to ordinary shares on a 1:1 basis) vest on December 31, 2025. 50% of the performance rights vest subject to continued employment over the vesting period, and 50% vest subject to the achievement of performance conditions. An expense of $40,818 was recognised during the six-months ended June 30, 2023 relating to these performance rights.
(d)
During the six-month period ended June 30, 2023, Phillips 66 were paid fees totalling $30,000 for Ms Zhanna Golodryga's services to the Group as a Director. Ms Zhanna Golodryga is not permitted to receive remuneration in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Group. Accordingly, all fees earned by Ms Zhanna Golodryga are paid directly to Phillips 66.

Note 14 Share based payments

Share based payments expense for the half-year period is derived as follows:

June 30, 2023
(All in US$)
Share rights granted in a prior period	404,410
Performance rights granted in current period (a)	480,665
Performance rights granted in a prior period	5,752,028
Options granted in a prior period	180,942
Share based payment expense	6,818,045
Performance rights net settled for withholding tax obligation	(38,744)
Movement in share based payments reserve	6,779,301

NOVONIX Limited	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 14 Share based payments (continued)

(a)
Performance rights granted in the current period

During the half-year performance rights (convertible to ordinary shares on a 1:1 basis) were granted to Key Management Personnel, other employees and contractors as set out in the table below. The value of each performance right was determined with reference to the market value of the underlying securities on grant date. An expense of $480,665 has been recognised in the half-year ended June 30, 2023. The vesting of the performance rights is conditional upon the continued employment of the employee, and for KMP, also the achievement of performance conditions. Further details of the performance rights are set out in the table below:

Name	Grant date	Number	Vesting date	Fair value	Expiry	Expense recognised in half-year $
Rashda Buttar	April 5, 2023	253,401	December 31, 2025	$1.21	Cessation of employment	18,839
Nick Liveris	April 5, 2023	549,035	December 31, 2025	$1.21	Cessation of employment	40,818
Chris Burns	April 5, 2023	1,604,871	December 31, 2025	$1.21	Cessation of employment	119,312
Non-KMP employees	January 3, 2023	1,030,325	4 equal annual tranches commencing on the anniversary of employment	$1.41	Cessation of employment	263,738
Non-KMP employees	January 27, 2023	58,636		$1.86	Cessation of employment	17,671
Non-KMP employees	February 6, 2023	18,942		$1.80	Cessation of employment	5,074
Non-KMP employees	March 2, 2023	43,078		$1.49	Cessation of employment	8,346
Non-KMP employees	May 8, 2023	124,505		$0.99	Cessation of employment	6,867
Total expense recognised						480,665

NOVONIX Limited	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED JUNE 30, 2023

Note 15 Events occurring after the balance sheet date

Since the end of the half-year period, the Group have issued 401,984 performance rights and issued 324,590 ordinary shares on the vesting of performance rights to non-KMP employees.

No other matters or circumstances have arisen since June 30, 2023 that have significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

NOVONIX Limited	36

DIRECTORS’ DECLARATION

In the directors' opinion:

•
the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 'Interim Financial Reporting', the Corporations Regulations 2001 and other mandatory professional reporting requirements;
•
the attached financial statements and notes give a true and fair view of the Group's financial position as at June 30, 2023 and of its performance for the financial half-year ended on that date; and
•
there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

Robert Natter

Chairman

August 28, 2023

Brisbane

NOVONIX Limited	37

PREPARATION OF INTERIM FINANCIAL STATEMENTS FOR USERS IN MULTIPLE JURISDICTIONS

The Group has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

For U.S users, the Group has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Group has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

For Australian users, the Group has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Group’s independent auditors to meet the requirements of the Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

NOVONIX Limited	38

Independent auditor's review report to the members of Novonix Limited

Reporton the half-year financial report

Conclusion

We have reviewed the half-year financial report of Novonix Limited (the Company) and the entities it controlled duringthe half-year (together the Group), which comprises the consolidated balancesheet as at 30 June 2023, the consolidated statement of changes in equity, consolidated statement of cash flows and consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, materialaccounting policy information and explanatory notes and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Novonix Limited does not comply with the Corporations Act 2001 including:

1.
giving a true and fair view of the Group's financial position as at 30 June 2023 and of its performance for the half-year ended on that date
2.
complying with Accounting Standard AASB 134 Interim FinancialReporting and the Corporations Regulations 2001.

Basis for conclusion

We conductedour review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor's responsibilities for the reviewof the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Material uncertainty relatingto going concern

We draw attention to Note 1 in the half-year financial report, which indicates that the Group incurred a net loss of $28,098,747 and net operating cash outflows of $21,142,024 during the half-year ended 30 June 2023, and is dependent upon raising additional funding to finance its ongoing expansionary activities. These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modifiedin respect of this matter.

PricewaterhouseCoopers, ABN 52 780 433 757

480 Queen Street, BRISBANE QLD 4000, GPO Box 150, BRISBANE QLD 4001

T: +61 7 3257 5000, F: +61 7 3257 5999

Liability limited by a scheme approved under Professional Standards Legislation.

Responsibilities of the directorsfor the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whetherdue to fraud or error.

Auditor's responsibilities for the review of the half-year financialreport

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 30 June 2023 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant mattersthat might be identified in an audit. Accordingly, we do not expressan audit opinion.

PricewaterhouseCoopers

Michael Crowe	Brisbane
Partner	28 August 2023

NOVONIX LIMITED

ABN 54 157 690 830

APPENDIX 4D

Half-year ended June 30, 2023

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	June 30, 2023	June 30, 2022	Change	Change
(All in US$)			$	%
Revenue and other income from ordinary activities	3,919,895	3,178,925	740,970	23.31%
Loss before tax	(28,098,747)	(31,047,824)	2,949,077	-9.50%
Loss from ordinary activities after tax	(28,098,747)	(31,047,824)	2,949,077	-9.50%
Net loss for the period attributable to members	(28,098,747)	(31,047,824)	2,949,077	-9.50%
			2023	2022
Basic earnings per share			(0.06)	(0.06)
Diluted earnings per share			(0.06)	(0.06)

EXPLANATION OF RESULTS

An explanation of the key financial elements contributing to revenue and the result for the half-year can be found in the review of operations included within the Directors’ Report.

NET TANGIBLE ASSETS

	June 30, 2023	June 30, 2022
(All in US$)
Net tangible asset backing per ordinary share	0.39	0.49

DIVIDENDS

There were no dividends paid, recommended, or determined during, or for, the current or previous reporting period.

CONTROLLED ENTITIES

No control has been gained over entities during the period.

ASSOCIATED AND JOINT VENTURES

There are no associates or joint ventures.

INTERIM REVIEW

The interim financial statements have been reviewed by the Group’s independent auditor. The financial statements are no subject to a qualified independent review opinion. The independent audit review opinion includes the following statement:

We draw attention to Note 1 in the half-year financial report, which indicates that the Group incurred a net loss of $28,098,747 and net operating cash outflows of $21,142,024 during the half-year ended June 30, 2023 and is dependent upon raising additional funding to finance its ongoing expansionary activities. These conditions, along with other matters set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

1 Net tangible assets is calculated as net assets less intangible assets

NOVONIX Limited	41